Mail Stop 3010

April 22, 2010

Mr. Larry K. Harvey
Chief Financial Officer
Host Hotels & Resorts, Inc.
6903 Rockledge Drive, Suite 1500
Bethesda, Maryland 20817

> **Re: Host Hotels & Resorts, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **File No. 1-14625**

Dear Mr. Harvey:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009

General

1. We note that you incorporate Part III disclosure by reference to your proxy
    statement. We also note that the registrant filed its proxy statement on April 1,
    2010. Please note that we will need to review this material before we can
    complete our review of your 10-K, and we may have additional comments.

Financial Statements

Consolidated Statements of Operations, page 91

2. We note that you reported within your 2008 Form 10-K that net income available
    to common stockholders was $418 million and $718 million for the years ended
    December 31, 2008 and 2007. We also note that you have reported within your
    2009 Form 10-K that net income available to common stockholders was $386
    million and $694 million for the years ended December 31, 2008 and 2007.
    Please clarify for us why these prior year amounts appear to have been changed.

Summary of Significant Accounting Policies, page 98

3. Please tell us and disclose why you have classified the non-controlling interests
    associated with your operating partnership within the mezzanine section of your
    balance sheet. Please cite the relevant accounting guidance within your response.

       As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please submit a response letter on EDGAR
that keys your responses to our comments and provides any requested information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the
      filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.   Please contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or Tom Kluck, Branch Chief at (202) 551-3233 with regard to legal comments.

Sincerely,

Kevin Woody
Branch Chief